SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101. Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No. 2)
China Unicom (Hong Kong) Limited

(Name of Issuer)
Ordinary Shares, Par Value HK$0.10 Per Share

(Title of Class of Securities)
16945R 10 4

(CUSIP Number)
Chu Ka Yee
China Unicom (Hong Kong) Limited
75th Floor, The Center
99 Queen’s Road Central
Hong Kong
Telephone: (+852) 2121 3220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 16, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SIGNATURE
Schedule II
EXHIBIT C
EXHIBIT D
EXHIBIT E

1.	NAME OF REPORTING PERSON		CHINA UNITED NETWORK COMMUNICATIONS GROUP COMPANY LIMITED (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) ☐ (B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:		OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	None

	8.	SHARED VOTING POWER:	16,733,353,135(1)

	9.	SOLE DISPOSITIVE POWER:	None

	10.	SHARED DISPOSITIVE POWER:	9,725,000,020

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		16,733,353,135(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES’		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		70.4%(1)

14.	TYPE OF REPORTING PERSON:		CO

(1)	Formerly known as China United Telecommunications Corporation (“Unicom Group”).

(2)	Includes (i) 9,725,000,020 Unicom Shares (as defined in Item 1 of the Schedule 13D filed with the Securities and Exchange Commission on October 27, 2008 (the “Schedule 13D”)) held by China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands (“Unicom BVI”), and (ii) 7,008,353,115 Unicom Shares held by China Netcom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands (“Netcom BVI”) (including one Unicom Share held by CNC Cayman Limited, a wholly-owned subsidiary of Netcom BVI incorporated in the Cayman Islands (“CNC Cayman”)) as to which the Reporting Person may be deemed to be the beneficial owner due to its beneficial ownership interest in Unicom BVI and the formation of a group (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) between Unicom BVI and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of the 7,008,353,115 Unicom Shares held by Netcom BVI.

1.	NAME OF REPORTING PERSON		CHINA UNITED TELECOMMUNICATIONS CORPORATION LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) ☐ (B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:		OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	None

	8.	SHARED VOTING POWER:	16,733,353,135(1)

	9.	SOLE DISPOSITIVE POWER:	None

	10.	SHARED DISPOSITIVE POWER:	9,725,000,020

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		16,733,353,135(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		70.4%(1)

14.	TYPE OF REPORTING PERSON:		CO

(1)	Includes (i) 9,725,000,020 Unicom Shares (as defined in Item 1 of the Schedule 13D) held by Unicom BVI and (ii) 7,008,353,115 Unicom Shares held by Netcom BVI (including one Unicom Share held by CNC Cayman) as to which the Reporting Person may be deemed to be the beneficial owner due to its beneficial ownership interest in Unicom BVI and the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between Unicom BVI and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of the 7,008,353,115 Unicom Shares held by Netcom BVI.

1.	NAME OF REPORTING PERSON		CHINA UNICOM (BVI) LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) ☒ (B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:		OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	None

	8.	SHARED VOTING POWER:	16,733,353,135(1)

	9.	SOLE DISPOSITIVE POWER:	None

	10.	SHARED DISPOSITIVE POWER:	9,725,000,020

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		16,733,353,135(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		70.4%(1)

14.	TYPE OF REPORTING PERSON:		CO

(1)	Includes (i) 9,725,000,020 Unicom Shares (as defined in Item 1 of the Schedule 13D) held by the Reporting Person and (ii) 7,008,353,115 Unicom Shares held by Netcom BVI (including one Unicom Share held by CNC Cayman) as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between the Reporting Person and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D.

1.	NAME OF REPORTING PERSON		CHINA NETWORK COMMUNICATIONS GROUP CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) ☐ (B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:		OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	None

	8.	SHARED VOTING POWER:	16,733,353,135(1)

	9.	SOLE DISPOSITIVE POWER:	None

	10.	SHARED DISPOSITIVE POWER:	7,008,353,115

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		16,733,353,135(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		70.4%(1)

14.	TYPE OF REPORTING PERSON:		CO

(1)	Includes (i) 7,008,353,115 Unicom Shares (as defined in Item 1 of the Schedule 13D) held by Netcom BVI (including one Unicom Share held by CNC Cayman) and (ii) 9,725,000,020 Unicom Shares held by Unicom BVI as to which the Reporting Person may be deemed to be the beneficial owner due to its beneficial ownership interest in Netcom BVI and the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between Unicom BVI and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of the 9,725,000,020 Unicom Shares held by Unicom BVI.

1.	NAME OF REPORTING PERSON		CHINA NETCOM GROUP CORPORATION (BVI) LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) ☒ (B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:		OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	None

	8.	SHARED VOTING POWER:	16,733,353,135(1)

	9.	SOLE DISPOSITIVE POWER:	None

	10.	SHARED DISPOSITIVE POWER:	7,008,353,115

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		16,733,353,135(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		70.4%(1)

14.	TYPE OF REPORTING PERSON:		CO

(1)	Includes (i) 7,008,353,115 Unicom Shares (as defined in Item 1 of the Schedule 13D) held by the Reporting Person (including one Unicom Share held by CNC Cayman) and (ii) 9,725,000,020 Unicom Shares (as defined in Item 1) held by Unicom BVI as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between Unicom BVI and the Reporting Person as a result of the Concert Party Agreement as described in Items 3 and 4.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the disclosures in Item 4 (Purpose of Transaction) and Item 5 (Interest in Securities of the Issuer) of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on October 27, 2008, as amended by Amendment No. 1 filed on November 25, 2008, relating to the ordinary shares of par value HK$0.10 per share (the “Unicom Shares”) of China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), a corporation organized under the laws of Hong Kong (“China Unicom”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D, as previously amended, remain unchanged.
Capitalized terms not otherwise defined in this Amendment No. 2 have the meanings given to them in the Schedule 13D, as previously amended.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D, as previously amended, is hereby further amended and supplemented by adding the following:
On December 16, 2008, China United Network Communications Corporation Limited (“Unicom Subsidiary”), a foreign-invested enterprise established under the laws of the PRC and a wholly-owned subsidiary of China Unicom, agreed to acquire from Unicom Group and Netcom Group for cash the Target Assets and Business (as defined below) pursuant to the two-step approach applicable to all related party transactions of China Unicom that are subject to the approval of the independent shareholders of China Unicom.

First, on December 16, 2008, Unicom Group, Netcom Group and Unicom A Share Company entered into a business and assets transfer agreement (the “Acquisition Agreement”), pursuant to which Unicom A Share Company agreed to acquire (1) the telecommunication business across the 21 provinces in southern China1 and the local access telephone business and related assets in Tianjin Municipality operated by Unicom Group and Netcom Group and/or their respective subsidiaries and branches, (2) the backbone transmission assets in northern China2 owned by Netcom Group and/or its subsidiaries, (3) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited, a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Unicom Group, owned by Unicom Group, (4) a 100% equity interest in China Information Technology Designing & Consulting Institute, a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Unicom Group, owned by Unicom Group, and (5) a 100% equity interest in Unicom New Guoxin Communications Limited Company, a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Unicom Group, owned by Unicom Group (items (1) to (5), together, the “Target Assets and Business”). Second, on the same date, Unicom Subsidiary and Unicom A Share Company entered into a transfer agreement in connection with the Acquisition Agreement (the “Transfer Agreement”). Pursuant to the Transfer Agreement, Unicom A Share Company agreed to transfer all of its rights and obligations under the Acquisition Agreement to the Unicom Subsidiary (collectively, the transactions contemplated under the Acquisition Agreement and the Transfer Agreement, the “Proposed Acquisitions”). The consideration payable by Unicom Subsidiary for the Proposed Acquisitions is approximately RMB6.43 billion (equivalent to approximately US$939.4 million) in cash, subject to adjustments in the circumstances described in section 3 of the Acquisition Agreement. The completion of the Proposed Acquisitions is subject to a number of conditions precedent, including but not limited to, the approval from the relevant PRC government authorities, the approval from the independent shareholders of China Unicom and Unicom A Share Company and the effectiveness of the Lease (as defined below). Subject to the satisfaction (or waiver, if applicable) of the conditions precedent, completion of the Proposed Acquisitions is expected to take place on January 31, 2009. In the event any of the conditions precedent is not satisfied (or, if applicable, waived) by January 31, 2009 (or such other date as the parties may agree), the Transfer Agreement will lapse. On completion of the Proposed Acquisitions, all of the profits and losses generated from the operation of the Target Assets and Business will be assumed by China Unicom and its subsidiaries with effect from January 1, 2009.

[1]	For purposes of this Amendment No. 2, southern China refers to Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Hubei Province, Hunan Province, Guangdong Province, Guangxi Autonomous Region, Hainan Province, Chongqing Municipality, Sichuan Province, Guizhou Province, Yunnan Province, Tibet Autonomous Region, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Autonomous Region and Xinjiang Autonomous Region.

[2]	For purposes of this Amendment No. 2, northern China refers to Beijing, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Inner Mongolia Autonomous Region and Shanxi Province.

In addition, in connection with the Proposed Acquisitions, Unicom Subsidiary, Unicom Group, Netcom Group and Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”), a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Unicom Group, entered into a network lease agreement on December 16, 2008 (the “Network Lease Agreement”), pursuant to which Unicom Subsidiary will lease the telecommunications networks underlying the telecommunications business across the 21 provinces in southern China that is subject to the Proposed Acquisitions from Unicom New Horizon on an exclusive basis upon completion of the Proposed Acquisitions for an annual lease fee of RMB2.0 billion (equivalent to approximately US$292.2 million) and RMB2.2 billion (equivalent to approximately US$321.4 million) for the two financial years ending December 31, 2009 and December 31, 2010, respectively (the “Lease”). Subject to the satisfaction (or waiver, if applicable) of certain conditions, including, among other things, the completion of the Proposed Acquisitions and the approval of the independent shareholders of the Unicom A Share Company, the initial term of the Lease is two years effective from January 1, 2009 and is renewable at the option of Unicom Subsidiary with advance notice prior to the expiration of the Lease. Pursuant to the Network Lease Agreement, Unicom New Horizon also granted Unicom Subsidiary an option, but not an obligation, exercisable at the discretion of Unicom Subsidiary at any time during the term of the Lease, to purchase the leased telecommunications networks in southern China at a price to be agreed between the parties with reference to the appraised value of such telecommunications networks, applicable laws and taking into account prevailing market conditions and other factors.
The above summary descriptions of the Acquisition Agreement, the Transfer Agreement and the Network Lease Agreement are qualified in their entirety by reference to the complete text of such agreements filed as exhibits to this Amendment No. 2, the English translation of which are incorporated herein by reference.

Except as set forth in this Amendment No. 2 and the Schedule 13D, as previously amended, none of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers or directors has any present plans or proposals that relate to or would result in the occurrence of any of the following events: (a) the acquisition by any person of additional securities of China Unicom, or the disposition of securities of China Unicom; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving China Unicom or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of China Unicom or any of its subsidiaries; (d) any change in the present board of directors or management of China Unicom, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of China Unicom; (f) any other material change in China Unicom’s business or corporate structure; (g) changes in China Unicom’s memorandum and articles of association or instruments corresponding thereto or other actions which may impede the acquisition of control of China Unicom by any person; (h) causing a class of securities of China Unicom to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of China Unicom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D, as previously amended, is hereby further amended and supplemented by (i) amending and restating Schedule II to reflect changes in the information set forth therein resulting from, among other things, the forfeiture of certain options in accordance with the applicable option plans and (ii) amending and restating paragraphs (c) and (d) as follows:
(c) Except as set forth in the Schedule 13D, as previously amended, and as further amended and supplemented by this Amendment No. 2, and Schedule II, neither any of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers and directors listed on Schedule I (as previously filed), beneficially owns or has effected any transactions in the Unicom Shares during the past 60 days.
(d) Except as set forth in the Schedule 13D, as previously amended, and as further amended and supplemented by this Amendment No. 2, and Schedule II, neither any of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers and directors listed on Schedule I (as previously filed), has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale, of the Unicom Shares.
Item 7. Material To Be Filed As Exhibits.
Item 7 of the Schedule 13D, as previously amended, is hereby amended by adding the following exhibits:

Exhibit C:
Acquisition Agreement, dated December 16, 2008, by and among Unicom Group, Netcom Group and Unicom A Share Company (English translation)
Exhibit D:
Transfer Agreement, dated December 16, 2008, by and between Unicom A Share Company and Unicom Subsidiary (English translation)
Exhibit E:
Network Lease Agreement, dated December 16, 2008, by and among Unicom Subsidiary, Unicom Group, Netcom Group and Unicom New Horizon (English translation)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

China United Network Communications Group Company Limited			China United Telecommunications Corporation Limited

By:	/s/ Chang Xiaobing		By:	/s/ Chang Xiaobing

	Name:	Chang Xiaobing		Name:	Chang Xiaobing
	Title:	Chairman		Title:	Chairman
	Date:	December 24, 2008		Date:	December 24, 2008

China Unicom (BVI) Limited

By:	/s/ Chang Xiaobing

	Name:	Chang Xiaobing
	Title:	Director
	Date:	December 24, 2008

China Network Communications Group Corporation			China Netcom Group Corporation (BVI) Limited

By:	/s/ Zuo Xunsheng		By:	/s/ Zuo Xunsheng

	Name:	Zuo Xunsheng		Name:	Zuo Xunsheng
	Title:	Deputy General Manager		Title:	Director
	Date:	December 24, 2008		Date:	December 24, 2008

Schedule II
Beneficial Ownership of Executive Officers and Directors
The percentages of Unicom Shares outstanding provided in the tables below are based on 23,767,631,322 Unicom Shares outstanding as of December 16, 2008; provided that Unicom Shares issuable upon exercise of options that are exercisable within 60 days of December 16, 2008 are considered outstanding for the purpose of calculating the percentage of outstanding Unicom Shares held by such individual, but not for the purpose of calculating the percentage of outstanding Unicom Shares held by any other individual.
Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Unicom Group

			Total Number
			of Unicom
			Shares
	Unicom Shares Beneficially Owned		Covered by
	Aggregate		Options in		Option
	Number of		Unicom	Option Expiration	Exercise
Name	Unicom Shares(1)	Percentage	Shares(2), (3)	Date	Price
Chang Xiaobing	900,000	0.0038%	526,000	December 20, 2010	HK$	6.20
			746,000	February 14, 2012	HK$	6.35

			1,272,000

Tong Jilu	666,000 (4)	0.0028%	292,000	June 22, 2010	HK$	15.42
			92,000	July 19, 2010	HK$	5.92
			460,000	February 14, 2012	HK$	6.35

			32,000 (5)	July 19, 2010	HK$	5.92
			40,000 (5)	February 14, 2012	HK$	6.35

			916,000

Li Gang	230,000	0.0010%	460,000	February 14, 2012	HK$	6.35

Zhang Junan	230,000	0.0010%	460,000	February 14, 2012	HK$	6.35

Jiang Peihua	53,600	0.0002%	1,600	June 21, 2010	HK$	15.42
			206,000	February 14, 2012	HK$	6.35

			207,600

Dong Qunke	0	0	0

Li Xiong	0	0	0

Zhang Dongchen	0	0	0

(1)	None of the executive officers and directors of Unicom Group owns any Unicom Shares. The total number of Unicom Shares beneficially owned by such executive officers and directors reflects Unicom Shares issuable upon exercise of options that are exercisable as of December 16, 2008 and will become exercisable within 60 days following December 16, 2008.

(2)	Each option gives the holder the right to purchase one Unicom Share.

(3)	Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of December 16, 2008 and will become exercisable within 60 days following December 16, 2008 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.

(4)	Includes 52,000 Unicom Shares beneficially owned by his spouse, with whom he shares the power to vote or dispose or to direct the vote or to direct the disposition.

(5)	Options of China Unicom beneficially owned by his spouse.
Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Unicom A Share Company

			Total Number
			of Unicom
			Shares
	Unicom Shares Beneficially Owned		Covered by
	Aggregate		Options in		Option
	Number of		Unicom	Option Expiration	Exercise
Name	Unicom Shares(1)	Percentage	Shares(2), (3)	Date	Price
Chang Xiaobing	900,000	0.0038%	526,000	December 20, 2010	HK$	6.20
			746,000	February 14, 2012	HK$	6.35

			1,272,000

Tong Jilu	666,000 (4)	0.0028%	292,000	June 22, 2010	HK$	15.42
			92,000	July 19, 2010	HK$	5.92
			460,000	February 14, 2012	HK$	6.35

			32,000 (5)	July 19, 2010	HK$	5.92
			40,000 (5)	February 14, 2012	HK$	6.35

			916,000

Lu Jianguo	814,600	0.0034%	292,600	June 21, 2010	HK$	15.42
			292,000	July 19, 2010	HK$	5.92
			460,000	February 14, 2012	HK$	6.35

			1,044,600

Liu Yunjie	148,600	0.0006%	148,600	June 21, 2010	HK$	15.42

Zhang Jian	54,000	0.0002%	198,000	February 14, 2012	HK$	6.35

Gao Shangquan	0	0	0

Chen Xiaoyue	0	0	0

2

			Total Number
			of Unicom
			Shares
	Unicom Shares Beneficially Owned		Covered by
	Aggregate		Options in		Option
	Number of		Unicom	Option Expiration	Exercise
Name	Unicom Shares(1)	Percentage	Shares(2), (3)	Date	Price
Chen Junliang	0	0	0

Wang Chenguang	0	0	0

Zhao Chuanli	88,400	0.0004%	24,400	June 21, 2010	HK$	15.42
			196,000	February 14, 2012	HK$	6.35

			220,400

Tang Fuxin	32,000	0.0001%	164,000	February 14, 2012	HK$	6.35

Lao Jianhua	0	0	0

(1)	None of the executive officers and directors of the Unicom A Share Company owns any Unicom Shares. The total number of Unicom Shares beneficially owned by such executive officers and directors reflects Unicom Shares issuable upon exercise of options that are exercisable as of December 16, 2008 and will become exercisable within 60 days following December 16, 2008.

(2)	Each option gives the holder the right to purchase one Unicom Share.

(3)	Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of December 16, 2008 and will become exercisable within 60 days following December 16, 2008 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.

(4)	Includes 52,000 Unicom Shares beneficially owned by his spouse, with whom he shares the power to vote or dispose or to direct the vote or to direct the disposition.

(5)	Options of China Unicom beneficially owned by his spouse.
Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Unicom BVI

			Total Number
			of Unicom
			Shares
	Unicom Shares Beneficially Owned		Covered by
	Aggregate		Options in		Option
	Number of		Unicom	Option Expiration	Exercise
Name	Unicom Shares(1)	Percentage	Shares(2), (3)	Date	Price
Chang Xiaobing	900,000	0.0038%	526,000	December 20, 2010	HK$	6.20
			746,000	February 14, 2012	HK$	6.35

			1,272,000

Li Qiuhong	548,400	0.0023%	204,400	June 21, 2010	HK$	15.42
			204,000	July 19, 2010	HK$	5.92
			280,000	February 14, 2012	HK$	6.35

			688,400

3

(1)	None of the executive officers and directors of Unicom BVI owns any Unicom Shares. The total number of Unicom Shares beneficially owned by such executive officers and directors reflects Unicom Shares issuable upon exercise of options that are exercisable as of December 16, 2008 and will become exercisable within 60 days following December 16, 2008.

(2)	Each option gives the holder the right to purchase one Unicom Share.

(3)	Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of December 16, 2008 and will become exercisable within 60 days following December 16, 2008 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.
Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Netcom Group

			Total Number
			of Unicom
			Shares
	Unicom Shares Beneficially Owned		Covered by
	Aggregate		Options in		Option
	Number of		Unicom	Option Expiration	Exercise
Name	Unicom Shares(1)	Percentage	Shares(2), (3)	Date	Price
Lu Yimin	0	0	0

Zuo Xunsheng	0	0	686,894	November 16, 2010	HK$	5.57

Li Jianguo	602,000	0.0025%	0

Pei Aihua	0	0	482,560	November 16, 2010	HK$	5.57

Li Fushen	0	0	723,840	November 16, 2010	HK$	5.57

Zhao Jidong	0	0	723,840	November 16, 2010	HK$	5.57

Jiang Zhengxin	0	0	0

(1)	Except for Ms. Li Jianguo, none of the executive officers and directors of Netcom Group owns any Unicom Shares.

(2)	Each option gives the holder the right to purchase one Unicom Share.

(3)	Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of December 16, 2008 and will become exercisable within 60 days following December 16, 2008 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.
Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Netcom BVI

			Total Number
			of Unicom
			Shares
	Unicom Shares Beneficially Owned		Covered by
	Aggregate		Options in		Option
	Number of		Unicom	Option Expiration	Exercise
Name	Unicom Shares(1)	Percentage	Shares(2), (3)	Date	Price
Zuo Xunsheng	0	0	686,894	November 16, 2010	HK$	5.57

Li Fushen	0	0	723,840	November 16, 2010	HK$	5.57

4

(1)	None of the executive officers and directors of Netcom BVI owns any Unicom Shares.

(2)	Each option gives the holder the right to purchase one Unicom Share.

(3)	Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of December 16, 2008 and will become exercisable within 60 days following December 16, 2008 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.

5